Exhibit 4.24

This letter sets out the main terms upon which you serve as a non-executive director of Coca-Coca HBC AG (the “Company”). It is agreed that this letter constitutes a contract for services (mandate pursuant to art. 394 ff. of the Swiss Code of Obligations (“Swiss CO”)) and is not a contract of employment. The terms of this letter take effect on and from [•], the date of your election.

1                              Definitions and Interpretation

1.1                    In this letter:

(a)                       “Admission and Disclosure Standards” means the Admission and Disclosure Standards of the London Stock Exchange plc (as amended from time to time);

(b)                       “AGM” means the annual general meeting of the Company;

(c)                        “Articles” means the articles of association of the Company as amended from time to time;

(d)                       “Board” means the board of directors of the Company from time to time;

(e)                        “Corporate Governance Code” means the UK Corporate Governance Code issued from time to time by the UK Financial Reporting Council;

(f)                         “DTRs” means the rules relating to the disclosure of information made in accordance with Part VI of FSMA;

(g)                        “EGM” means an extraordinary general meeting of the Company;

(h)                       “FSMA” means the Financial Services and Markets Act 2000 (as amended from time to time);

(i)                           “Group Company” means any company or other legal entity controlled directly or indirectly by the Company;

(j)                          “Guidance” means the Guidance on Board Effectiveness issued by the UK Financial Reporting Council;

(k)                       “Listing Rules” means the listing rules made by the UK Financial Conduct Authority under Part VI of FSMA;

(l)                           “Minder Amendments” means the Swiss Ordinance Against Excessive Compensation in Listed Companies issued by the Federal Council which was implemented based on the so-called “Minder” amendment to the Swiss Federal Constitution (such implementing rules, once they enter into force, including any successor law enacted by the Swiss Parliament from time to time);

(m)                   “Model Code” is as defined in the Listing Rules;

(n)                       “Organisational Regulations” means Company’s organisational regulations (including its annexes) as amended from time to time;

(o)                       “Prospectus Rules” means the Prospectus Rules published by the UK Financial Conduct Authority under Part VI of FSMA; and

(p)                       “Remuneration Policy” means the remuneration policy adopted by the Company’s remuneration committee and, if applicable, as approved by the Company’s shareholders from time to time.

1.2                    A reference to any statute or statutory provision shall include any orders, regulations or other subordinate legislation made under it and any statutory modification or re-enactment of it for the time being in force.  The term “including” shall mean “including but not limited to”.

2                              Appointment

2.1                    Subject to the remaining provisions of this letter, early dismissal by a shareholders’ vote or your resignation after giving to the Board not less than 6 months’ notice in writing, your appointment shall be for an initial period of one year from the date of your election.  For the purposes of this paragraph 2.1, one year shall refer to the time period between two AGMs or, if your election is at an EGM, to the time period between the EGM and the next AGM.  Non-executive directors are typically expected to serve six one-year terms; however this is subject to your confirmation and then subsequent annual re-election by the Company’s shareholders. The continuation of your appointment by the Company is contingent on your continued satisfactory performance, re-election by shareholders and any relevant statutory provisions relating to the removal of a director. Notwithstanding any mutual expectation, there is no right to re-nomination by the Board.

2.2                    Your appointment is subject to the Articles and applicable law. Nothing in this letter shall be taken to exclude or vary the terms of the Articles as they apply to you as a director of the Company. The Articles, in compliance with the provisions of the Corporate Governance Code and the Minder Amendments, require all directors to seek re-election at each AGM. If the shareholders do not confirm your appointment or re-elect you as a director in accordance with the Articles and applicable law, or if you are dismissed by a shareholders’ vote, your appointment shall terminate automatically and with immediate effect and without compensation.

2.3                    Notwithstanding paragraphs 2.1 and 2.2, the Board, may suspend you from office with immediate effect and without compensation if you have:

(a)                        committed a material breach of your obligations under this letter;

(b)                       committed any serious or repeated breach or non-observance of your obligations to the Company (which include an obligation not to breach your fiduciary duties under Swiss law);

(c)                        been guilty of any fraud or dishonesty or acted in any manner which, in the opinion of the  Board, brings or is likely to bring you or the Company into disrepute or is materially adverse to the interests of the Company; or

(d)                       been declared bankrupt or have made a court-administered arrangement with or for the benefit of your creditors under any applicable bankruptcy laws; or

(e)                        been disqualified from acting as a director; or

(f)                         become incapable of acting, in part or in full, as a result of an administrative or court order, or otherwise become incapable, in the opinion of the Board (acting reasonably), of properly performing your duties under this letter; or

(g)                        been convicted of any arrestable (or equivalent) criminal offence (other than an offence under the road traffic legislation in any jurisdiction for which non-custodial penalties are imposed); or

(h)                       been in breach of the Model Code, or any other share dealing code adopted by or relevant to the Company; or

(i)                           not complied with the Company’s anti-corruption and bribery policy and procedures or the UK Bribery Act 2010.

2.4                    On suspension of office, you shall at the request of the Board resign from your office as a director of the Company and all offices held by you in any Group Company.

2.5                    The relationship between you and the Company shall be that of office-holder and not one of employment.

2.6                    The Board has determined you to be independent according to the Organisational Regulations and the provisions of the Corporate Governance Code.

3                              Role and Duties

3.1                    You shall carry out the function of a non-executive director of the Board and consequently shall have no management or executive powers or functions.  You have the same general legal responsibilities to the Company as any other director.  You will be expected to exercise the general fiduciary duties of care, loyalty, equal treatment of shareholders and confidentiality expected of every director of a Swiss company and further, in accordance with the principles outlined in the Corporate Governance Code, perform your duties faithfully, diligently and to a standard commensurate with the functions of your role and your knowledge, skills and experience.  In particular, as a non-executive director, you are expected to exercise independence on all issues discussed at Board or committee level.

3.2                    The Board as a whole is collectively and ultimately responsible for the success of the Company and for delivering sustainable shareholder and stakeholder value.  All directors must take decisions objectively in the interests of the Company.

3.3                    You should also refer to and comply with:

(a)                       the Articles and the Organisational Regulations (including paragraph 5 which sets out a detailed description of the role of the Board);

(b)                       the Listing Rules, the Prospectus Rules, the DTRs and the Admission and Disclosure Standards;

(c)                        the Corporate Governance Code and associated Guidance in respect of the role of the Board and the role of the non-executive director;

(d)                       the Company’s corporate governance statement as set out in its annual report from time to time; and

(e)        directors’ duties under the Swiss CO and the Minder Amendments as well as under any other applicable law.

3.4                    As a director you will be required to comply with these duties. In case you are in doubt, you may request information on such duties at any time in accordance with paragraph 3.7 of this letter.

3.5                    You have agreed to serve on one or more Board committees. Your role as a member or such Board committees is set out in Annex C of the Organisational Regulations.  [If applicable: You have also accepted and have been appointed to the role of Chairman of the Board (the “Chairman”) by the Company’s shareholders. Your attention is drawn in particular to the Chairman’s duties and responsibilities described in paragraph 5 of the Organisational Regulations and in  the Corporate Governance Code and Guidance.]

3.6                    You further agree that:

(a)                       the Board may delegate some of its functions to a sub-committee determined by the Board, and that such sub-committee may make decisions and take actions on behalf of the Company within its terms of reference, if permitted by law and the Articles, without the approval of the full Board and that you may be asked to participate in such other sub-committee of the Board;

(b)                       you will attend at Board meetings and give such advice to the Board as is consistent with your duties under applicable law;

(c)                        you may be asked, from time to time, to assist an executive director of the Board in a management audit of any Group Company;

(d)                       unless specifically authorised to do so by the Board, you shall not enter into any legal or other commitment or contract on behalf of the Company or any Group Company;

(e)                        you will abide by your fiduciary duties as a director of the Company. You will immediately report your own wrongdoing or the wrongdoing or proposed wrongdoing of any other employee or director of which you become aware to the Chief Executive Officer or Chairman;

(f)                         you will comply with all requirements, recommendations or regulations including the Listing Rules (including the Model Code on directors’ dealings in securities), the DTRs, the Prospectus Rules and the Admission and Disclosure Standards as from time to time amended, the Corporate Governance Code, and all other requirements, recommendations or regulations, as amended from time to time, of the UK Financial Conduct Authority and any other regulatory authority relevant to the Company or any Group Company, including, in particular the New York Stock Exchange and the Athens Exchange, as well as any code or codes as may from time to time be adopted by the Company or any other Group Company on directors’ conduct or dealings in securities of the Company or any Group Company; and

(g)                        you will comply with the Company’s anti-corruption and bribery policy and procedures and the UK Bribery Act 2010.

3.7                    The Company shall give to you any information concerning the Company as you may reasonably require to enable you to comply with your duties under applicable law as a non-executive director. Any requests for such information should be processed through the Company Secretary.

3.8                    If matters arise which cause you concern about your role, you should discuss these matters with the Chairman or Senior Independent Director. If you have any concerns which cannot be resolved, and you choose to resign for that, or any other, reason, you should provide an appropriate written statement to the Chairman or the Senior Independent Director for circulation to the Board.

4                              Time Commitment

4.1                    You will be expected to devote such time as is necessary for the proper performance of your duties. It is anticipated that you will be required to devote approximately [4] days per month to your role. This will include attendance at approximately 10 Board meetings, AGMs (and EGMs, as the case may be), and meetings with non-executive directors, meetings with shareholders and meetings forming part of the Board evaluation process and updating and training meetings and consideration of all papers prior to such meetings.  Some of these meetings may involve overseas travel. In addition, if you are appointed to any Board committee or take on a specific role such as Chairman or Senior Independent Director it is expected that you will have to attend additional meetings and have additional responsibilities. Unless urgent and unavoidable circumstances prevent you from doing so, it is expected that you will attend all the meetings outlined in this paragraph.

4.2                    The nature of the role makes it impossible to be specific about the maximum time commitment. You may be required to devote additional time to the Company in respect of preparation time and ad hoc matters which may arise and particularly when the Company is undergoing a period of increased activity. At certain times it may be necessary to convene additional Board, committee or shareholder meetings.

4.3                    The overall time commitment stated in paragraph 4.1 will increase if you become a committee member or chair, or if you are given additional responsibilities, such as being appointed the Senior Independent Director. Details of the expected increase in time commitment will be covered in any relevant communication confirming the additional responsibility.

4.4                    By accepting your appointment you confirm that you are able to commit sufficient time to the role to meet the Company’s expectations. You should obtain the agreement of the Chairman before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive director of the Company.

5                              Directors’ Fees and Benefits

5.1                    Subject to shareholders’ approval of a sufficient aggregate amount for directors’ remuneration if so required under the Articles and/or the Minder Amendments, the Company (or a designated Group Company, which shall be notified to you) shall pay to you directors’ fees of €65,000 per annum less any deductions or withholdings including tax and/or National Insurance contributions or other social security contributions the Company is required to make.  In addition to the fee referred to above, you will also be entitled to an additional fee less any deductions or withholdings including tax and/or National Insurance contributions or other social security contributions the Company is required to make for your role and/or your membership in one of the Board committees.  The fees shall be payable twice a year in equal instalments. No further fees shall be payable to you unless approved by the Company’s Remuneration Committee (and subject to shareholders’ approval, if applicable). Any fees which are or may be paid will be subject to and in accordance with the Company’s Remuneration Policy from time to time in force.

5.2                    The Company (or such designated Group Company) will reimburse you for all reasonable and properly documented expenses you incur in performing the duties of your office.  Such expenses will be paid within 21 days of receipt of an appropriate invoice.

5.3                    The Company has directors’ and officers’ liability insurance and it is intended to maintain such cover in relation to the full term of your appointment, subject to the terms and conditions of the policy of insurance from time to time.

5.4                    On the termination of your appointment (including any suspension from office in accordance with paragraph 2.3), you will be paid your directors’ fees on a pro-rata basis, to the extent that they are unpaid, up to the date of termination (or suspension).

6                              Conflict of Interest and Further Offices

6.1                    It is accepted and acknowledged that you have business interests (such as other appointments and shareholdings) other than those in the Company. These have been disclosed to the Company and you have declared any conflicts that are apparent at present.  This includes, in particular, your relationship with Kar-Tess/TCCC. If you become aware of any potential conflicts of interest, these should be disclosed to the Chairman as soon as you become aware of them in accordance with the

Organisational Regulations.  In certain circumstances it may be required under the Organisational Regulations or appropriate for you to exclude yourself from any discussions and/or votes on particular matters in relation to which such conflicts exist or may arise.

6.2                    During your appointment you agree to obtain the consent of the Chairman prior to:

(a)                       accepting any directorships of publicly quoted companies, or any major external appointments.  The agreement of the Chairman should also be sought before accepting additional commitments that might conflict with your role as a non-executive director of the Company; or

(b)                       making any new or further investments (save for any investment resulting in you holding not more than five per cent. of the votes that could be cast at a general meeting of an issuer listed on a recognised stock exchange in an entity which is not a competitor of the Company or any Group Company); or

(c)                        accepting any directorship or other role with or making or holding any investment in a Company or other entity which is or is about to be in competition with the Company or any Group Company, except for investments in a scheme or arrangement (including shares in publicly traded mutual funds or investment companies) where the assets of the scheme or arrangement include a multitude of assets and are invested at the discretion of a third party.

6.3                    In addition and in accordance with the Organisational Regulations, you must inform the Chairman before accepting any membership of boards of directors or other significant commitments involving affiliation with other businesses or governmental units. Changes to such board memberships or significant commitments must be reported as well.

6.4                    In any case, you must not exceed the maximum number of offices permitted by the Articles and the Minder Amendments (once such limits enter into force).

7                              Confidentiality

7.1                    Subject to any disclosures required by law or any regulatory authority, you shall neither during your appointment nor at any time (without limit) after the cessation thereof, directly or indirectly:

(a)                       use for your own purposes or those of any other person, company, business entity or other organisation whatsoever; or

(b)                       disclose to any person, company, business entity or other organisation whatsoever;

any trade secret or confidential information relating or belonging to the Company or any Group Company including but not limited to any such information relating to any customer, customer list or requirement, price list or pricing structure, sales and marketing information, business plan or dealing, employee or officer, source codes and computer systems, software, financial information and plans, designs, formulae, prototypes, product lines, services, research activities, any document marked ‘Confidential’ (or with a similar expression), or any information which you have been told is confidential or which you might reasonably expect the Company would regard as confidential, or any information which has been given to the Company or any Group Company in confidence by any customer, supplier or other persons.

7.2             You shall not at any time during your appointment make any notes or memoranda relating to any matter within the scope of the Company’s business, dealings or affairs otherwise than for the benefit of the Company or any Group Company.

7.3                    The obligations contained in paragraph 7.1 shall cease to apply to any information or knowledge, which may subsequently come into the public domain other than by way of unauthorised disclosure.

7.4                    Nothing in this paragraph 7 shall prevent you from disclosing information which you are required or, notwithstanding your duty of confidentiality, entitled to disclose by law, provided that the disclosure is made in accordance with the provisions of that law and you have complied with the Company’s policy from time to time in force regarding such disclosure.

7.5                    Your attention is drawn to the requirements under both law and regulation as to the disclosure of inside information, in particular to the DTRs and section 52 of the UK Criminal Justice Act 1993 on insider dealing. You should avoid making any statements that might risk a breach of these requirements. If in doubt, please contact the Chairman or Company Secretary.

7.6                    During your period of appointment you are required to comply with the provisions of the Model Code (as annexed to the Listing Rules) in relation to dealing in the Company’s publicly traded or quoted securities, and any such other code as the Company may adopt from time to time which sets out the terms for dealings by directors in the Company’s publicly traded or quoted securities. A copy of the current share dealing code adopted by the Company has been provided to you separately.

7.7                    On termination of your appointment with the Company however arising, or at any time at the Board’s request, you shall immediately return to the Company all documents, records, papers or other property belonging to the Company or any Group Company which may be in your possession or under your control, and which relate in any way to the Company’s or a Group Company’s business affairs and you shall not retain any copies thereof.

8                              Reasonableness of Restrictions

You recognise that during your appointment you will have access to and come into contact with trade secrets and confidential information belonging to the Company or to the Group Companies. You therefore agree that the restrictions contained or referred to in paragraphs 6 and 7 of this letter are reasonable and necessary to protect the legitimate business interests of the Company and the Group Companies both during and after the cessation of your appointment.

9                              Review Process and Training

The performance of individual directors and the whole Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role, you should discuss them with the Chairman as soon as is appropriate. On an on-going basis, and further to the annual evaluation process, the Company will arrange for you to develop and refresh your skills and knowledge in areas which are mutually identified as being likely to be required, or of benefit to you, in carrying out your duties effectively. You should make yourself available for any relevant training sessions which may be organised for the Board.

10                       Independent Advice

Circumstances may occur when it will be appropriate for you to seek advice from independent advisors at the Company’s expense. The Board’s agreed procedure under which directors may obtain such independent advice can be obtained on request. The Company will reimburse the reasonable cost of expenditure incurred in accordance with the Board’s policy.

11                       Induction

Immediately after the commencement of your appointment, the Company provided a full, formal and tailored induction to the Company and the Group Companies.  This included site visits and meetings with senior and middle management and the Company’s auditors as well as an opportunity for major shareholders to meet you.

12                       Data Protection and IP

12.1             By signing this letter you consent to the Company holding and processing data about you for legal, personnel, administrative and management purposes and in particular to the processing of any personal data (including any sensitive personal data as defined in the Swiss Federal Act on Data Protection) relating to you including, as appropriate:

(a)                       information about your physical or mental health or condition in order to monitor sick leave and take decisions as to your fitness to perform your duties; or

(b)                       your racial or ethnic origin or religious or similar beliefs in order to monitor compliance with equal opportunities legislation; or

(c)                        information relating to any criminal proceedings in which you have been involved for insurance purposes and in order to comply with legal requirements and obligations to third parties.

12.2             You consent to the Company making such information available to any of its Group Companies, those who provide products or services to the Company or any Group Companies (such as advisers and payroll administrators), regulatory authorities, potential or future employers, governmental or quasi-governmental organisations and potential purchasers of the Company or the business in which you work.

12.3             You also consent to the transfer of such information to the Company’s or any Group Company’s business contacts outside Switzerland in order to further their business interests even where the country or territory in question does not maintain adequate data protection standards.

12.4             You shall comply with the Company’s data protection policy, a copy of which is available from the Company Secretary.

12.5             The Company may change its data protection policy at any time and will notify you in writing of any changes.

12.6             All inventions and designs which you, solely or jointly with others, make or contribute to in the course of providing your services to the Company (whether performing your duties towards the Company or not), as well as all creations, data, findings, works, computer-programs, marks, methods, documents and any other results of your services provided as a director (referred to collectively as: “Results”), belong exclusively to the Company regardless of whether or not Results are protected under applicable laws and regulations. To the extent the Company is not entitled to the rights to Results based on applicable law, you undertake to assign and transfer any rights to and in connection with Results to the Company. The Company is free to modify and use such Results at its own discretion. To the extent legally permissible, you hereby irrevocably waive any moral rights in all works prepared by you in the in the course of providing your services to the Company, to which you are now or may at any future time be entitled under the Swiss Federal Act on Copyright or any similar provisions of law in any jurisdiction, including the right to be identified, the right of integrity and the right against false attribution, and agree not to institute, support, maintain or permit any action or claim to the effect that any treatment, exploitation or use of such works or other materials, infringes your moral rights.

13                       Miscellaneous

13.1             The benefit of each undertaking and your obligations in respect of paragraphs 6 to 8 inclusive and paragraph 12.6 may be assigned to and enforced by all successors and assigns for the time being of the Company, and such undertakings and obligations shall operate and remain binding notwithstanding the termination of this letter or your appointment.

13.2             This letter cancels and is in substitution for all previous letters of engagement, agreements and arrangements (whether oral or in writing) relating to the subject-matter hereof between you and the Company, all of which shall be deemed to have been terminated by mutual consent. This letter constitutes the entire terms and conditions of your appointment and no waiver or modification of this letter shall be valid unless in writing. For the avoidance of doubt, this paragraph is without prejudice to your election and office as a matter of corporate law and to any of your duties and responsibilities arising out of applicable law or the Articles, the Organisational Regulations or the Company’s other regulations or policies.

13.3             You agree that you shall have no remedies in respect of any representation, assurance or warranty (whether made innocently or negligently) that is not set out in this letter and you shall not have any claim for innocent or negligent misrepresentation or negligent misstatement based on any statement in this letter.

13.4             The various provisions and sub-provisions of this letter are severable and if any provision or sub-provision is in violation of, or unenforceable under, Swiss law or the applicable law of any jurisdiction where the Company is listed, or if any provision or sub-provision is held to be unenforceable by any court of competent jurisdiction, then such enforceability shall not affect the validity and enforceability of the remaining provisions or sub-provisions in this letter.

13.5             No term of this letter is enforceable by a person who is not a party to the contract for services set out in this letter.

13.6             This letter is governed by and construed in accordance with the laws of Switzerland. The parties hereto submit to the exclusive jurisdiction of the competent courts at the registered seat of the Company (currently in Steinhausen, Canton of Zug, Switzerland).

13.7             All notices to be given under this letter shall be in writing and shall either be delivered personally, sent by email or sent by first class registered post to (in the case of the Company) its registered office or (in your case) your address as set out in this letter or to such address as you specify in writing to the Company.  Notices shall be deemed duly served:

(a)                       in the case of a notice delivered personally or by email, at the time of delivery/receipt, and

(b)                       in the case of a notice sent by post, two clear business days after the date of despatch.

Please indicate your acceptance of these terms by counter-signing the enclosed copy and returning it to Jan Gustavsson.

Yours sincerely,

Coca-Cola HBC AG

Accepted:

, this (place, date)

Name: